Exhibit 99.1

HERUGA CONTINUES TO GROW
0.80 % CuEq over 590 metres drilled at
the Heruga Deposit in Mongolia

Vancouver, B.C., April 25, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE-Amex:EGI; Frankfurt:EKA - "Entrée" or the "Company") reports that core hole EJD0034A has intersected 590 metres of 0.33% copper, 0.70 grams per tonne (“g/t”) gold and 56 parts per million (“ppm”) molybdenum, or 0.80% copper equivalent (“CuEq”), at the Heruga deposit.  The hole is a wedged offset of EJD0034 (686 metres of 0.36% copper, 0.67 g/t gold, and 79 ppm molybdenum or 0.83% CuEq), and was drilled to test mineralization downdip and approximately 150 metres to the east of the end of EJD0034.  The hole was drilled by joint venture manager Oyu Tolgoi LLC (“OTLLC”) on the Entrée-OTLLC joint venture property in Mongolia.  A drill plan and section are posted on www.entreegold.com.

Greg Crowe, President and CEO commented, "This hole is significant because it extends the known limit of mineralization for this section of the deposit by 150 metres to the east and 150 metres deeper.  It also supports the working theory that gold grades increase to the east and at depth along the Oyu Tolgoi mineralized trend.  We believe Heruga represents a considerable blue-sky development opportunity for Entrée and our joint venture partner, OTLLC.”

Table 1. Summary of drill intercepts from EJD0034A

Hole	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq* (%)
EJD0034A	1070	1112	42	0.51	0.22	215	0.76
and	1280	1870	590	0.33	0.70	56	0.80
including	1584	1654	70	0.31	1.03	10	0.97
and	1740	1794	54	0.28	1.87	6	1.48

*CuEq estimated using US$1.35/pound (“lb”) copper (“Cu”), US$650/ounce (“oz”) gold (“Au”) and US$10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. The contained gold, copper and molybdenum in the tables have not been adjusted for recovery.

Recent exploration drilling within the Oyu Tolgoi mining complex has been testing for gold and bornite-rich copper mineralization along the east flank of the Oyu Tolgoi trend.  A general pattern has been noticed along the trend wherein gold grades increase to the east and at depth.  A previous hole (EJD0045), located to the southeast of Heruga, was drilled late in 2011 to test this pattern.  This hole did not meet the intended target due to faulting.

Hole EJD0034A was wedged off hole EJD0034, with the intent of testing the area to the east and below hole EJD0034.  EJD0034A is the first hole to successfully test the eastern flank of the Heruga deposit for this style of mineralization within the Javhlant license.  The deepest mineralized intercept from 1,740 to 1,794 metres contains 0.28% copper, 1.87 g/t gold and 6 ppm molybdenum (1.48% CuEq) over 54 metres (Table 1).  The hole also crossed fewer post-mineral dykes than EJD0034 and extends mineralization another 150 metres below the previous limit of mineralization in EJD0034. Heruga remains open to the east and to depth.

The Heruga copper-gold-molybdenum deposit hosts an inferred mineral resource of 910 million tonnes grading 0.48% copper, 0.49 g/t gold and 141 ppm molybdenum for a CuEq grade of 0.87%, using a 0.60% CuEq cut-off grade, and is estimated to contain approximately 9.5 billion pounds of copper and 14 million ounces of gold.

On the joint venture property, the Heruga mineralized system extends from the northern licence boundary south for 2.2 kilometres and shallows from a vertical depth of approximately 1,000 metres below surface to 500 metres.  The deposit has a vertical extent varying between 400 to 800 metres and a width of 200 to 450 metres.  Mineralization extends north onto the Oyu Tolgoi licence (100% OTLLC) where it is known as Heruga North. Entrée has a 20% carried interest in the Heruga deposit, which forms part of the Oyu Tolgoi mining complex.  Heruga is not included in the current phase 1 mining plan, but is included in the longer term Life of Mine (Sensitivity) Case discussed in the recent Lookout Hill Technical Report available on SEDAR at http://www.sedar.com (see news release of March 30, 2012).

A drill rig is currently testing a similar target to the southeast of Heruga on the joint venture property.

QUALITY ASSURANCE AND QUALITY CONTROL

SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia.  OTLLC’s QA/QC program is managed on site by OTLLC.  In-house, matrix-matched copper-gold-molybdenum standards, duplicates and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data. Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101, has approved this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide discovery and development of copper and gold prospects.  The Company has significant interests in three key copper porphyry deposits:  the Hugo North Extension and the Heruga deposits in Mongolia, and the Ann Mason deposit, located near Yerington, Nevada.

The Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi mining license held by OTLLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of Lookout Hill (Shivee West) is 100% owned by Entrée.  The remainder is subject to a joint venture with OTLLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-

molybdenum deposit.  The deposits are included in the larger Oyu Tolgoi mining complex – Rio Tinto is the project manager.  Excellent exploration potential remains on the property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, and New Mexico.  The primary North American asset is the Ann Mason Project near Yerington, Nevada.  The Ann Mason Project has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction and close to infrastructure, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in a number of separate deposits owned by several unrelated companies.

Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, by virtue of its majority ownership of Ivanhoe Mines, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the future prices of copper, gold and molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the potential development of future phases of the Oyu Tolgoi mining complex, including the Heruga deposit, the grade and extent of mineralization at the Heruga deposit, the potential for the discovery of additional mineralized zones on properties in which Entrée has an interest, the potential for the expansion of existing deposits in which Entrée has an interest,  plans for future exploration and/or development programs and budgets, anticipated business activities and corporate strategies.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results, that the prices of copper, gold and molybdenum and foreign exchange rates will remain relatively stable, the effects of general economic conditions, future actions by Rio Tinto, OTLLC and government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.